DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, New York 10020-1104
www.dlapiper.com
Marjorie Sybul Adams
marjorie.adams@dlapiper.com
T 212.335.4517
F 212.884.8517
February 10, 2010
VIA EDGAR
Mr. Russell Mancuso
Branch Chief
Mail Stop 3030
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Amendment No. 2 to Registration Statement on Form 10 Filed February 1, 2010 File No. 1-34540
Dear Mr. Mancuso:
On behalf of our client Unilife Corporation (the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 9, 2010 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 3 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from last filing.
The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter. Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Registration Statement or in the Amendment, as applicable.
Our Products, page 8
1.
We note the change to the deadline that you made in response to prior comment 4. Please disclose the delay and the reasons why the completion of required stability (aging) testing has been delayed. Expand your risk factors as appropriate. See Regulation S-K Item 10(b)(3)(ii).

Response: The Company has revised the disclosure on page 8 and expanded the risk factor disclosure on page 19 in response to the Staff’s comment.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 10, 2010

Regulation in the European Union and Australia, page 12
2.
Please revise the last sentence so that it is clear which of your products that you describe in the registration statement can be marketed in Australia. For those products that you cannot yet market in Australia, please clarify the status of the regulatory process, including the steps that you have taken to permit you to market the products to date and the steps that remain until you can market the products.

Response: The Company has revised the disclosure on page 12 in response to the Staff’s comment.
Security Ownership, page 31
3.	Please tell us how your securities could be outstanding on January 15, 2010 as disclosed in this section when you disclose on page 3 that you issued your securities on January 27, 2010.
Response: The Company has revised the disclosure on page 31 to provide beneficial ownership information as of February 3, 2010 and, as such, the information supplied reflects the completion of the redomiciliation transaction and the issuance of restricted stock and options to Mr. Alan Shortall on February 3, 2010.
Annual Cash Incentive Compensation and Bonuses, page 36
4.
We note your response to prior comment 17; however, it remains unclear why yon cannot provide more specific disclosure regarding the nature of the milestones without disclosing information that is appropriate for confidential treatment. Please revise or advise. Also, refer to the last clause of Instruction 4 to Regulation S K Item 402(b).

Response: The Company has revised the disclosure on page 36 to provide more specific disclosure regarding the nature of the milestones in response to the Staff’s comment.
Daniel Calvert, page 46
5.
Please reconcile the 250,000 share option grant disclosed here with the size of the option grant reflected in exhibit 10.30 filed in response to prior comment 23. Likewise, please tell us the reasons for the differences between the grants mentioned in other contracts and your disclosure in the Executive Compensation section of this document.

Response: The Company advises the Staff that the numbers of equity awards disclosed in the Executive Compensation section have been adjusted to reflect the fact that every six ordinary shares of UMSL and every option to purchase six ordinary shares of UMSL were exchanged into one share of common stock and one option to purchase one common stock of Unilife Corporation in connection with the redomiciliation transaction, which caused the differences between such numbers and the numbers set forth in the relevant contracts. The Company further advises the Staff that it is in the process of issuing new option agreements that reflect these changes.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 10, 2010

Eugene Shortall, page 47
6.	Please disclose the increase to Mr. Shortall’s target incentive compensation for 2010 mentioned in your response to prior comment 22.
Response: The Company advises the Staff that the reference in our prior response to calendar 2010 and forward was an error and that the A$120,000 represents annual target cash incentive compensation under his employment agreement for calendar 2009. The Company further advises the Staff that Mr. Shortall’s employment agreement was executed in November 2009 and, as a result, this amount is not included in the Grant of Plan-Based Awards Table for fiscal 2009.
Grant of Plan Based Awards, page 48
7.
We note your response to prior comment 25. Please show us your calculations demonstrating how the non equity incentive plan information in this table can be reconciled to the formulas in the footnotes, and the salary and non-equity incentive plan disclosure in your Summary Compensation Table.

Response: The following are the calculations, for each named executive officer, demonstrating how the non-equity incentive plan information in the Grant of Plan-Based Awards Table is reconciled to the formula in the footnotes and the salary and non-equity incentive plan disclosure in the Summary Compensation Table.
Alan Shortall
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards table for Alan Shortall is $166,908. Under Mr. Shortall’s employment agreement, he is entitled to receive an award of up to $200,000 each fiscal year upon satisfaction of key performance indicators, or KPIs. During December 2008, Mr. Shortall received A$100,000 which was converted into US dollars using the average exchange rate during December 2008, which equals $66,908. In addition, during June 2009, the Company accrued $100,000 which was paid in US dollars as Mr. Shortall was then living in the United States. The two payments aggregate $166,908. This is the amount included as non-equity incentive plan compensation in the Summary Compensation Table.
Jeff Carter
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards table for Jeff Carter is $24,090. Under Mr. Carter’s employment agreement, he was entitled to receive up to A$25,000, upon satisfaction of KPIs. During July 2008, Mr. Carter received A$25,000 which was converted into US dollars using the average exchange rate during July 2008, which equals $24,090. This is the amount included as non-equity incentive plan compensation in the Summary Compensation Table.
Dan Calvert
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards table for Dan Calvert is $69,328, which represents 40% of his annual salary of $160,000 (or $64,000) for calendar year 2009, plus 3.33% of his annual salary of $160,000 ($5,328) for December 2008. This calculation is consistent with the terms of his employment offer letter.
As Mr. Calvert joined the Company on December 1, 2008, the salary for Mr. Calvert reflected in the Summary Compensation Table represents seven months’ salary, paid in accordance with the Company’s normal bi-weekly payroll practices. The non-equity incentive plan compensation reflected in the Summary Compensation Table for Dan Calvert is $37,333. This amount is calculated as 40% of Mr. Calvert’s annual salary of $160,000 for seven months of employment during the fiscal year ended June 30, 2009.
The Company notes that the payment recorded in the Summary Compensation Table includes a $5 rounding differential on the amount of incentive compensation paid for the month of December 2008.
Eugene Shortall
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards table for Eugene Shortall is $41,941. Under a verbal agreement, he was entitled to receive A$30,000 and $19,500 upon satisfaction of KPIs. During the fiscal year ended June 30, 2009, Mr. Shortall earned the A$30,000 which was converted to $22,441 using the average exchange rate during the year as milestones were not keyed to specific dates. In addition, during June 2009, the Company accrued $19,500 which was paid in US dollars. The payments aggregate $41,941. This amount is also stated in the Summary Compensation Table.
Bernhard Opitz
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards Table for Bernhard Opitz is $68,250, which represents incentive compensation in respect of 13 months of pay (the one month during calendar 2008 during which Mr. Opitz was employed by the Company plus the full calendar year of 2009). Under Mr. Opitz’s employment offer letter, he was entitled to receive, upon satisfaction of KPIs, $63,000 (which equates to 30% of his annual salary of $210,000) for calendar year 2009, plus $5,250 (which equates to 30% of one month’s salary) for services performed during December 2008, for a total of $68,250.
As Mr. Opitz joined the Company on December 1, 2008, the salary for Mr. Opitz reflected in the Summary Compensation Table represents seven months’ salary, paid in accordance with the Company’s normal bi-weekly payroll practices. The non-equity plan compensation recorded in the Summary Compensation Table is $36,750. This amount is calculated as 30% of Mr. Opitz’s annual salary of $210,000 for seven months of employment during the fiscal year ended June 30, 2009.
Stephen Allan
The estimated future payouts under non-equity incentive plan awards reflected in the Grants of Plan-Based Awards table for Stephen Allan is $28,000. Under a verbal agreement, Mr. Allan was entitled to receive 20% of his annual salary upon satisfaction of KPIs for calendar year 2009. We have revised the amount reflected for Mr. Allan in the Grants of Plan-Based Awards Table to indicate the potential amount of the award as 20% of his salary for the full calendar year 2009. Mr. Allan’s salary during calendar year 2009 was paid at an annualized rate of $130,000 for the six-month period ending June 30, 2009 and at an annualized rate of $150,000 for the six-month period ending December 31, 2009. Mr. Allan did not have the opportunity to receive an incentive award for the first half of fiscal 2009 (July 1, 2008 to December 31, 2008). His payment (i.e. $13,000, which is 20% of six month’s base salary ($65,000)) earned for the second half of fiscal 2009 (January 1, 2009 to June 30, 2009) was deferred into the first quarter of calendar 2010 but is reported in the Summary Compensation Table as earned for fiscal 2009.
Mr. Allan’s salary during fiscal 2009 was paid in Australian dollars from July 2008 to December 2008 and in US dollars thereafter. The amounts paid in Australian dollars ($75, 531) have been converted to US dollars ($59,095) at the average exchange rate during the period from July 2008 to December 2008. From January 2009 through June 2009, Mr. Allan’s salary was paid in US dollars ($58,500). The sum of these US amounts is shown in the Summary Compensation Table.
Market Information, page 55
8.	Please update the disclosure regarding the number of holders of your securities to provide information after the January 27, 2010 transactions.
Response: The Company has updated the disclosure on page 55 in response to the Staff’s comment.
Certain Relationships and related-Party Transactions, page 55
9.
The agreement that you filed as exhibit 10.34 in response to prior comment 30 appears to involved related persons. Please tell us why the transactions related to that agreement during the period mentioned in Instruction 1 to Regulation S-K Item 404 are not described in this section.

Response: The Company has expanded the disclosure on page 55 to describe the transaction reflected by Exhibit 10.34. The Company advises the Staff that, pursuant to a subsequent notification document, three of the founders (Alan Shortall, Joseph Kaal and Craig Thorley) each relinquished, for no consideration all of the shares he would have received pursuant to Exhibit 10.34 and directed the Company to issue all his founder shares to the fourth founder, Roger Williamson. The Company has re-filed Exhibit 10.34 to include the subsequent notification document and has revised its disclosures on page 58 to reflect that all founder shares were issued to Mr. Williamson.

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 10, 2010

Recent Sales of Unregistered Securities, page 57
10.
We note your disclosure that you have now completed your redomiciliation from Australia to Delaware. Since you have not disclosed any issuances of Chess Depositary Interests (CDIs), please confirm our assumption that no CDIs were issued to the former stakeholders of USML. If any CDIs were issued, please disclose how many CDIs were issued pursuant to the stakeholders’ elections and that are tradable on the Australian Securities Exchange. Please also disclose whether the CDI’s, if any, are convertible into shares of Unilife Corporation.

Response: The Company has revised the disclosure on page 58 to separately break out the number of CDIs and shares of common stock issued pursuant to stakeholder elections in the redomiciliation from Australia to Delaware, to disclose the convertibility of CDIs into common stock (and vice versa) and to discuss the tradability of CDIs on the ASX and the common stock on Nasdaq.
Exhibits
11.	Please file the Schemes of Arrangement included with your response letter.
Response: The Company has re-filed Exhibit 2.1 to provide all exhibits thereto, including the share scheme of arrangement, the option scheme of arrangement, the share scheme deed poll and the option scheme deed poll.
12.	Regarding your response to prior comment 32, please tell us where you have filed Unilife URS Number E001-01 mentioned on page 4 of exhibit 10.20 as an integral part of the agreement.
Response: The Company has re-filed Exhibit 10.20 to include URS Number E001-01.
13.	Please tell us where you describe in your registration statement the transaction reflected by exhibit 10.33.
Response: The Company has added disclosure on page 25 that describes the issuance of the options to Mr. Fine.
14.	Please tell us why exhibit 10.35 is not signed or dated.
Response: The Company advises the Staff that Exhibit 10.35 was not signed or dated because of a clerical error and the Company has re-filed Exhibit 10.35 to include the conformed signatures and dates.
*       *       *

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
February 10, 2010

Please call the undersigned at (212) 335-4517, or Alan Shortall, CEO of the Company, at (717) 938-9323, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.
Very truly yours,
/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

cc:	Thomas A. Jones Division of Corporation Finance Securities and Exchange Commission Alan Shortall Unilife Corporation